Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Daxbot Inc.
517 N 19th St
Philomath, OR 97370
www.daxbot.com

Up to $1,069,995.87 in Common Stock at $3.39
Minimum Target Amount: $9,997.11

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Daxbot Inc.
Address: 517 N 19th St, Philomath, OR 97370
State of Incorporation: DE
Date Incorporated: July 26, 2021

Terms:

Equity

Offering Minimum: $9,997.11 | 2,949 shares of Common Stock
Offering Maximum: $1,069,995.87 | 315,633 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.39
Minimum Investment Amount (per investor): $169.50

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first 7 days and receive additional 7% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive an additional 5% bonus shares.

<u>Amount-Based</u>

$339+ | Hydrogen Class

Invest $339 and receive a Daxbot Keychain.

$1,000+ | Helium Class

Invest $1,000 and receive 3% bonus shares and a Dax T-Shirt.

$5,000+ | Lithium Class

Invest $5,000 and receive 5% bonus shares, and a Dax T-Shirt or 3D Dax Miniature.

$10,000+ | Beryllium Class

Invest $10,000 and receive 7% bonus shares, and a Dax T-Shirt, 3D Dax Miniature, or Dax Plushie.

$50,000+ | Boron Class

Invest $50,000 and receive 10% bonus shares and Dax will come do a delivery to your doorstep (anywhere in the continental USA).

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Daxbot Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $339. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Daxbot, Inc. ("Daxbot" or the "Company") is a C-Corp organized under the laws of the state of Delaware. Daxbot was formed from Nova Dynamics, LLC which is a research and development company that created the Dax robot. Nova Dynamics, LLC is the parent company of Daxbot, Inc. and will continue as a research and development company as Daxbot is now going to market.

Dax is an urban interface delivery robot. That means that it can use sidewalks to navigate a senior living facility, or find its way to your favorite hole on a putting green with something cool to drink. One of the things that makes Dax unique is that it's built to interface with people. It's one of the only interactive urban robots in existence, using a "neck" and facial expressions to communicate. That way you don't have to try and figure out what Dax is doing. It also contributes to Dax making a lot of friends, as most people aren't used to being able to talk to a robot.

Dax functions largely as a semi-autonomous delivery robot, but it can perform a number of functions specific to different industries and research projects thanks to smart chips that make smart decisions about things like where to drive and when to stop, and a live video feed. Dax runs on a ROS-like system called DaxOS and uses GPS to route to its destination. Along the way, Dax's cameras and sensors help it avoid obstacles and cross streets safely. Dax has chips that help it make smart decisions.

Dax delivery robots can also be leased by businesses, senior living facilities, campus dining halls, resorts, golf courses, or other organizations on a monthly contract.

Competitors and Industry

According to Markets and Markets, the delivery robots market is expected to grow from $212M in 2021 to $957M by 2026. The delivery robots market is expected to grow at a CAGR of 35.1% during 2021–2026.

Our competition includes, but is not limited to:

1. Yandex

2. Bear Robotics

3. Pudu Robotics

4. Amazon

5. Robby.io

6. Starship Technologies

7. Eliport

8. Serve by Postmates

Daxbot differs from its competition by incorporating:

- Natural Communication: Dax uses sounds and "body language", making him natural to interact with.

- People-Oriented Design: Dax has a high acceptance rate with all ages.

- DaxOS: Dax has its own robust, adaptable operating system.

Current Stage and Roadmap

CURRENT STAGE

To date, Daxbot, Inc. has:

- Granted 5 US Patents

- In 2017, we were approved by Philomath, OR City Council to use Daxbot on public sidewalks

- In 2019, Dax became the first robot to compete in a 5K race

- In 2020, Daxbots began delivering food to customers of 5 local restaurants

- June 2021: Daxbots deployed to an assisted living facility

- June 2021: Daxbot completed its first successful night delivery

- July 2021: Daxbot successfully opened its first 'dumb' doors

- July 2021: Daxbot was deployed in Coronado, CA for restaurant deliveries

FUTURE ROADMAP

- October 2021: Daxbots will be deployed to Fayetteville, GA for grocery deliveries

The product is fully available on the market. We have 2 robots under contract in Coronado, CA that are operational. We have a contract for 2 robots to be delivered to Fayetteville, GA in October as referenced above. Daxbot plans to partner with the 950+ food delivery companies in the United States to provide a delivery robot solution

to them.

The Team

Officers and Directors

Name: Jason Richards

Jason Richards's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Business Plan Strategy and Execution. Jason currently receives salary compensation of $120K per year and no equity compensation. Jason is eligible for the company's 2021 Stock Option Plan.

Other business experience in the past three years:

- **Employer:** Alyrica Networks
  Title: Sales and Marketing Director
  Dates of Service: May 16, 2018 - June 30, 2021
  Responsibilities: Sales, Growth Planning, Marketing Strategy

Other business experience in the past three years:

- **Employer:** FFRS
  Title: CEO
  Dates of Service: June 01, 2015 - January 31, 2021
  Responsibilities: Business Plan Strategy and Execution

Name: Tricia Welch

Tricia Welch's current primary role is with Mammoth Corporation. Tricia Welch currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Manage financial functions including budgeting, accounting, forecasting, and human resources. Tricia receives a salary compensation of $50K per year and no equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Mammoth Corporation
  Title: HR/Recruiting
  Dates of Service: January 13, 2020 - Present
  Responsibilities: Hiring and recruiting for affiliated companies, bookkeeping and financial oversight for Nova Dynamics, and Mammoth Corporation, HR management for Nova Dynamics and Mammoth Corporation, assistance with benefits and aligning HR policies for all related companies.

Other business experience in the past three years:

- **Employer:** Citizens Bank
  Title: Vice President and Branch Manager
  Dates of Service: February 01, 2006 - January 01, 2020
  Responsibilities: Overall Branch Management including hiring, coaching and managing performance of 13 direct reports; oversight of a loan and deposit portfolio in excess of $60 million each including underwriting and approving loans, sales and service of all deposit products, and management and collection of troubled loans; Member of Bank's Management Loan committee.

Name: Kevin Sullivan

Kevin Sullivan's current primary role is with Alyrica Networks. Kevin Sullivan currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Owner
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Investment Strategist. Kevin does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Alyrica Networks
  Title: Chief Executive Officer
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Business Plan Strategy and Execution

Other business experience in the past three years:

- **Employer:** Active911
  Title: Board Member
  Dates of Service: February 01, 2012 - Present

Responsibilities: Founding Member

Name: Joseph Sullivan

Joseph Sullivan's current primary role is with Active911. Joseph Sullivan currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director, and Owner
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Visionary/Engineering Lead. Joseph does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Active911
  Title: Chief Executive Officer
  Dates of Service: February 01, 2012 - Present
  Responsibilities: Business Plan Strategy and Execution

Other business experience in the past three years:

- **Employer:** Alyrica Networks
  Title: Board Member
  Dates of Service: February 01, 2002 - Present
  Responsibilities: Founding Member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common

Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the delivery robot industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for delivery robots for business use. Our revenues are therefore dependent upon the market for delivery robots for business use.

Developing new products and technologies entails significant risks and uncertainties
We currently in the early deployment stage and have robots (Daxbots) in active use in two states. Future delays or cost overruns in the development of our Daxbot and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that delivery robots for business use is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Daxbot or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Daxbot could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nova Dynamics, LLC (Joseph Sullivan: 49.5% and Kevin Sullivan: 49.5%)	10,000,000	Common Stock	90.83%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 315,633 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 11,009,000 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

2021 Stock Option Plan

The total amount of outstanding includes 1,000,000 shares to be issued pursuant to stock options, reserved but unissued.

Indebtedness to Nova Dynamics had converted to equity prior to the offering and was erroneously listed as outstanding debt

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Promissory Note
  Final amount sold: $1,000,000.00
  Use of proceeds: General Operating Expenses
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $6,000.00
  Use of proceeds: Working Capital
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $560,788.00
  Use of proceeds: Working Capital
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $428,240.00
  Use of proceeds: Working Capital
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $7,765.00
  Use of proceeds: Working Capital
  Date: December 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Prommisory Note
  Final amount sold: $150,000.00
  Use of proceeds: General Operating Expenses
  Date: August 23, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fixed Assets

Fixed assets are primarily made up of our robots. Fixed assets increased by $ 245,958 in fiscal year end 2021 as compared to the previous fiscal year end.

Liabilities

Shareholder loans through fiscal year 2020 were fully converted to shareholder equity during 2021. Additional Shareholder loans were acquired by Daxbot, Inc. in the amount of $375,500 by the end of fiscal year 2021 and were used to fund operations during the year.

Revenue

Revenue for fiscal year end 2021 showed a slight increase from fiscal year end 2020. This was due to initial deployment revenue as well as revenue gained through paid appearances of our robot for third-party marketing events.

Expenses

The company expenses consist of, among other things, salary and benefits, facility expenses, professional fees, research and development expenses and general and administrative expenses. Expenses show an overall increase of 53% or $615,683 in 2021. This was largely due to bringing on additional human resources in manufacturing to increase production, and administration to begin the commercialization effort. Production was increased and there were additional expenses related to our first out of state deployments. Additionally, increased funds were spent on marketing and advertising in 2021 for the StartEngine capital raise.

Historical results and cash flows:

The Company is currently in the initial production stage and just beginning the

revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are just entering the market with our robots. Past cash was primarily generated through shareholder investments and leasing employees to other companies. Our goal is to now take the robots to market by selling Robot as a Service (RaaS). With the first few contracts signed and robots deployed, this will be the revenue generating aspect of the business moving forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2021, the Company has capital resources available in the form of $115,000 cash on hand, $150,000 line of credit and equity of $462,402.

As of December 31, 2021, the Company has $61,245 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support building robots. A fleet of robots is necessary in order to sell the delivery services.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company's future growth. After the raise, 75% of the total funds that our Company has, will be made up of funds raised from the crowdfunding campaign. To date, founders have invested $1,610,782 into Nova Dynamics.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for a few days based on crowdfunding revenue alone. This is based on a current monthly burn rate of $50,000 for expenses related to salaries, operations, manufacturingand facility expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months from these funds. This is based on a post-offering average monthly burn rate of $250,000 for expenses related to salaries, operations, manufacturing, R&D, facilities, and marketing expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital. Outside of anticipated revenue generation, future sources of capital include another round of equity funding as well as traditional bank financing for working capital and fixed assets.

Indebtedness

- **Creditor:** Active911, Incorporated
  Amount Owed: $1,000,000.00
  Interest Rate: 1.86%
  Maturity Date: December 31, 2029
  On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% and has maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.

- **Creditor:** Mammoth
  Amount Owed: $375,500.00
  Interest Rate: 5.0%
  In period up to December 31, 2021, the company received the loans from Mammoth Corporation in the total amount of $375,500, which bears an interest rate of 5.00% per annum. There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

Related Party Transactions

- **Name of Entity:** Joseph Sullivan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In period up to December 31, 2020, the company received the loans from Joseph Sullivan in the total amount of $560,788, which bears an interest rate of 2.07% per annum.
  Material Terms: There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Name of Entity:** Kevin Sullivan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In the period up to December 31, 2020, the company received the loans from Kevin Sullivan in the total amount of $428,240, which bears an interest rate of 2.07% per annum.
  Material Terms: There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Name of Entity:** Thomas Sullivan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: In period up to December 31, 2020, the company received the loans from Thomas Sullivan in the total amount of $7,765, which bears an interest rate of 2.07% per annum.
  Material Terms: There is no maturity date set, and thus the loan may be called at any time, the loan was classified as current.

- **Name of Entity:** Active911, Incorporated
  Names of 20% owners: Kevin Sullivan and Joseph Sullivan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% and has maturity date set to December 31, 2029.
  Material Terms: The entire amount of the note is classified as non-current.

- **Name of Entity:** Mammoth Holdings
  Names of 20% owners: Joseph Sullivan, Kevin Sullivan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On August 23, 2021, the Company entered into the Revolving Credit Agreement with Mammtoh Holdings in the amount up to $150,000. The note bears an interest rate of 0.5% per month.
  Material Terms: The entire amount of the note is classified as non-current.

Valuation

Pre-Money Valuation: $37,320,510.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

In formulating our valuation, we considered the following:

Our pre-money valuation was determined based on an analysis of our IP assets, technology, development, the market, and our partnerships. We also have over $750,000 in fixed assets consisting of our robots and other equipment.

We are currently deploying robots in multiple markets with several more scheduled in Q4 2021. Valuation is based on the fact that every deployment exponentially increases visibility which in turn increases number of deployments. Which then substantially increases rates of deployments and future valuations.

Incorporating the planned increase in revenues; the continued increased traction that we are seeing since starting targeted marketing; the anticipated future value; and the current valuation of direct competitors, we believe that these and other factors justify our current valuation figure of $37.3M. We set our valuation internally without a formal-third party independent valuation. The pre-money valuation has been calculated on a fully diluted basis.

Over the last 20 years, the Company founders have successfully started and remained involved in the operations of two other wholly-owned technology-based companies.

The Company currently has no long-term liabilities. Please refer to the Company Securities section of the Offering Memorandum for further details. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.11 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,995.87, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  5.0%
  Finalizing design and enhancements on the delivery and security robots

- *Marketing*
  10.0%
  We will use these funds to market the product to additional customers throughout the United States.

- *Operations*
  11.5%
  Increase customer service and delivery operations for existing customers

- *Working Capital*
  30.0%
  We will use these funds to pay for ongoing overhead expenses such as rent, payroll, logistics, required testing, etc.

- *Inventory*
  40.0%
  We will be manufacturing the next 30 bots for lease.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.daxbot.com (https://daxbot.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/daxbot

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Daxbot Inc.

[See attached]

NOVA DYNAMICS, LLC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Nova Dynamics, LLC
Philomath, Oregon

Opinion

We have audited the consolidated financial statements of Nova Dynamics, LLC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nova Dynamics, LLC as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Nova Dynamics, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Nova Dynamics LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Nova Dynamics, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Nova Dynamics LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 10, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 61,245	$ 23,243
Account receivables, net	33,749	-
Prepaids and other current assets	-	5,000
Total current assets	**94,994**	**28,243**
Investments		
Property and Equipment, net	700,539	454,581
Total assets	**$ 795,533**	**$ 482,824**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 44,956	$ 6,281
Shareholder loan	375,500	1,002,793
Credit card	44,062	23,064
Current portion of long term debt	3,300	-
Other current liabilities	27,746	52,087
Total current liabilities	**495,564**	**1,084,225**
Note Payable	117,321	110,000
Total liabilities	**612,885**	**1,194,225**
MEMBERS' EQUITY		
Minority interest in subsidiary	272,222	-
Members' equity	(89,574)	(711,401)
Total members' equity	**182,648**	**(711,401)**
Total liabilities and members' equity	**$ 795,533**	**$ 482,824**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 96,907	$ 77,150
Cost of goods sold	14,558	4,108
Gross profit	82,349	73,042
Operating expenses		
General and administrative	1,213,555	706,150
Sales and marketing	119,108	10,830
Total operating expenses	1,332,663	716,980
Operating income/(loss)	(1,250,314)	(643,938)
Interest expense	18,464	16,401
Other Loss/(Income)	(95,700)	334
Income/(Loss) before provision for income taxes	(1,173,078)	(660,673)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (1,173,078)	$ (660,673)

See accompanying notes to the financial statements

	Members' Equity	Minority Interest	Total
Ending Balance 12/31/2019	**$ (50,728)**	$ -	$ (50,728)
Income/(loss) FYE 12/31/2020	(660,673)	-	(660,673)
Ending Balance 12/31/2020	**$ (711,401)**	$ -	$ (711,401)
Member contributions	126,000		126,000
Conversion of debt to members' equity	1,661,958	-	1,661,958
Minority interest investment in Daxbot subsidiary	-	279,169	279,169
Net loss	(1,166,131)	(6,947)	(1,173,078)
Ending Balance 12/31/2021	**$ (89,574)**	**$ 272,222**	**$ 182,648**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,173,078)	$	(660,673)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		115,243		75,373
Changes in operating assets and liabilities:				
Account receivables		(33,749)		-
Inventories		-		21,921
Prepaids and other current assets		5,000		-
Account Payables		38,675		2,863
Credit card		20,998		14,616
Other current liabilities		(24,341)		14,210
Net cash provided/(used) by operating activities		(1,051,252)		(531,690)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(369,854)		(251,712)
Write off of property and equipment		8,653		-
Purchases of intangible assets		-		-
Net cash provided/(used) in investing activities		(361,201)		(251,712)
CASH FLOW FROM FINANCING ACTIVITIES				
Cash provided from issuance of debt		574,200		55,000
Repayment of Note Payable		(121,579)		-
Minority interest investment in subsidiary		279,169		
Member contributions		126,000		
Cash provided from borrowing on shareholder loans		592,665		609,537
Net cash provided/(used) by financing activities		1,450,455		664,537
Change in cash		38,002		(118,865)
Cash—beginning of year		23,243		142,108
Cash—end of year	$	61,245	$	23,243
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,138	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	1,661,958	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Nova Dynamics LLC was formed on April 7, 2015, in the state of Oregon. The financial statements of Nova Dynamics LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Philomath, Oregon.

Nova Dynamics LLC is an R&D company that specializes in robotics. The Company is working to put robots in the service of humanity. We achieve this by making robots that complete repetitive and time-consuming tasks so that people are free to focus on things that only people can do. We want to make robots that people like and bring a touch of sci-fi into everyday life while we're doing it.

On July 26, 2021, the Company formed a new subsidiary, Daxbot, Inc., in the state of Delaware. This subsidiary is authorized to issue 100,000,000 shares of common stock. On September 10, 2021, Nova Dynamics transferred ownership of all property and equipment to Daxbot, Inc. in exchange for 10,000,000 shares with a par value of $0.00001 in Daxbot, Inc. As of December 31, 2021, the Company owns 98.85% of all outstanding shares of Daxbot, Inc. Therefore, Daxbot, Inc. is consolidated in the Nova Dynamics financial statements presented for the year ending December 31, 2021. See Note 9 for more information regarding DaxBot, Inc.'s stand-alone operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all

contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Robots	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of service is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the has been provided and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company, as part of providing the service and rental of equipment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $119,108 and $10,830, respectively, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Due from employees	$ -	$ 5,000
Total Prepaids and other current asset	**$ -**	**$ 5,000**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Payroll Liabilities	$ 26,677	$ 14,169
Accrued interest	1,069	37,919
Total Other Current Liabilities	**$ 27,746**	**$ 52,087**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Robots	$ 937,913	$ 588,712
Vehicles	12,000	-
Property and Equipment, at Cost	949,913	**588,712**
Accumulated depreciation	(249,374)	(134,132)
Property and Equipment, Net	**$ 700,539**	**$ 454,581**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2019, were in the amount of $115,243 and $39,215 respectively.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Joseph Sullivan	49.5%
Kevin Sullivan	49.5%
Thomas Sullivan	1.0%
TOTAL	**100.0%**

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into the Line of Credit Promissory Note with Active911, Incorporated in the total amount up to $1,000,000. The details of the Company's note, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissy Note- Active911, Incorporated	$ 1,000,000	1.86%	12/31/2019	12/31/2029	$ 2,046	$ -	$ -	$ 110,000	$ 110,000	$ 2,046	$ 2,046	$ -	$ 110,000	$ 110,000
Total	$ 1,000,000				$ 2,046	$ -	$ -	$ 110,000	$ 110,000	$ 2,046	$ 2,046	$ -	$ 110,000	$ 110,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ -
2023	-
2024	-
2025	-
2026	-
Thereafter	110,000
Total	**$ 110,000**

Owner Loans

During 2020 and 2021 the Company borrowed money from the owners. The details of the loans from the owners and commonly owned entities are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan from Mammoth	$ 6,000	None	2020		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 6,000	$ -	$ 6,000
Loan from Mammoth	$ 375,500	5.00%	2021		1,821	-	375,500	-	375,500	-	-	-	-	$ -
Loan from Joseph Sullivan	$ 560,788	2.07%	2018-2020	Converted to Equity 7/15/2021	-	-	-		-	7,816	7,816	560,788	-	$ 560,788
Loan from Kevin Sullivan	$ 428,240	2.07%	2018-2020	Converted to Equity 7/15/2021	-	-	-		-	6,454	6,454	428,240	-	$ 428,240
Loan from Thomas Sullivan	$ 428,240	2.07%	2018-2020	Converted to Equity 7/15/2021	-	-	-		-	85	85	7,765	-	$ 7,765
Alyrica Networks	$ 12,000	5.00%	2021	7/1/2025	271	-	3,300	7,321	10,621	-	-	-	-	$ -
Total					$ 2,093	$ -	$ 378,800	$ 7,321	$ 386,121	$ 14,355	$ 14,355	$ 996,793	$ -	$ 996,793

7. RELATED PARTY

During the period up to December 31, 2021, the company had loans from shareholders in the total amount of $1,633,983, which bears an interest rate of 2.07% per annum. On July 15, 2021, all outstanding loans from shareholders, plus accrued interest, totaling $1,661,958, were converted to member's equity.

On December 31, 2019, the company entered into the Line of Credit Promissory Note with Active911, Incorporated in the amount up to $1,000,000. The note bears interest rate of 1.86% per annum and has a maturity date set to December 31, 2029. The entire amount of the note is classified as non-current.

On August 23, 2021, the Company's subsidiary, Daxbot, Inc., entered into a line of credit agreement with Mammoth in the amount of up to $750,000. The note bears interest at a rate of 5% per annum and has no set maturity date. As of December 31, 2021, the outstanding balance was $375,500.

Through September 2021, the company had a management services agreement with Mammoth, a commonly owned entity. The Company paid Mammoth a monthly fee of $1,272 for various management services. Nova Dynamics stopped paying Mammoth Holdings a monthly management fee in September once operations started moving through Daxbot, Inc. Daxbot, Inc. pays for services from Mammoth Holdings at an agreed billable rate.

Mammoth pays the Company $150 a month for rent related to office space.

On August 1, 2021, the Company entered into a loan agreement with Alyrica Networks, a commonly owned entity, for the purchase of a van. Monthly payments are $275, which includes interest at 5%, and has a maturity date of July 2025. This loan was transferred to Daxbot, Inc. the consolidated subsidiary of the Company on September 10, 2021.

Alyrica Networks also rents an office space from the Company in the amount of $750 a month.
Alyrica Networks is the internet/phone provider for the Company. The Company pays standard rates for their service.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities, the following is the future minimum lease payment obligations.

Year	Obligation	
2022	$	32,154
2023		2,680
2024		-
2025		-
2026		
Thereafter		-
Total future minimum operating lease payments	**$**	**34,834**

Rent expenses were in the amount of $50,154 and $46,974 as of December 31, 2021 and 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. DAXBOT, INC. SUBSIDIARY SUPPLEMENTAL INFORMATION

On September 10, 2021 the Company transferred the all tangible property and equipment, totaling $605,895 net of accumulated depreciation to Daxbot, Inc. in exchange for 10,000,000 shares of common stock. At this time, the majority of operations transferred from the Company to Daxbot, Inc.

The following is Daxbot, Inc.'s Balance Sheet as of December 31, 2021:

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	51,022
Account receivables, net		32,999
Prepaids and other current assets		-
Total current assets		**84,021**
Investments		
Property and Equipment, net		697,025
Total assets	**$**	**781,046**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$	73,147
Shareholder loan		375,500
Credit card		42,722
Current portion of long term debt		3,300
Other current liabilities		(1,924)
Total current liabilities		**492,745**
Note Payable		7,321
Total liabilities		**500,066**
STOCKHOLDERS' EQUITY		
Common stock		101
Additional paid-in capital - outside investors		279,168
Additional paid-in capital Nova Dynamics		605,795
Retained deficit		(604,084)
Total members' equity		**280,980**
Total liabilities and members' equity	**$**	**781,046**

The following is Daxbot Inc.'s statement of operations for the four months ended December, 31, 2021:

For Four Months Ended December 31,	2021
(USD $ in Dollars)	
Net revenue	$ 65,460
Cost of goods sold	12,704
Gross profit	52,756
Operating expenses	
General and administrative	550,163
Sales and marketing	104,678
Total operating expenses	654,841
Operating income/(loss)	(602,085)
Interest expense	1,999
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(604,084)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (604,084)

Daxbot, Inc. pays Nova Dynamics, LLC for contract labor based on actual cost. For the four-month period ending December 31, 2021, this amount was $344,924. This amount has been eliminated in the consolidated financial statements.

During 2021, Daxbot, Inc. launched a capital raise campaign. As of December 31, 2021, Daxbot, Inc. has raised $279,169, net of any expenses relating to the capital raise.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 10, 2022, which is the date the financial statements were available to be issued.

During 2021, Daxbot, Inc. launched a capital raise campaign. This capital raise is ongoing in 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating

loss of $1,173,078, an operating cash flow loss of $1,051,252, and liquid assets in cash of $61,245, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Daxbot

AI Service Robots


INVEST IN DISRUPTIVE TECH
GRASP THE GROWING DELIVERY MARKET
dax
Closing in 1 day

Website Website | Philomath, OR | ENGINEERING | TECHNOLOGY

Everything new is first adopted by a courageous set of outliers: The people who create the future are those who are willing to try something new.

$421,211 raised

371 Investors	$37.3M Valuation
$3.39 Price per Share	$169.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	1 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Dax is an AI robot intended for urban spaces, rather than simply a delivery robot. We believe that his high acceptance rate gives him an edge over other robots in the delivery space. Daxbot also has 5 fully filed US patents
- Daxbot founder and visionary Joseph Sullivan has started several successful companies, including Alyrica and Active911. Active 911 is currently used by over 40% of emergency services personnel in the United States alone. Dax started full production in 2021and is in use by customers in Georgia and Oregon
- Dax can successfully help meet the growing delivery demand by multiplying human effort through autonomy.

OVERVIEW


DAX IS THE ONLY URBAN ROBOT THAT WE KNOW OF THAT COMMUNICATES THROUGH NONVERBAL INFLECTIONS AND EMOTIVE EXPRESSION.
DESIGNED TO CONNECT WITH HUMANS IN THE SAME WAY THAT WE COMMUNICATE.

Who is Dax?

Dax is an AI Service Robot that was designed to help people with their daily lives, starting with delivery. We want to see interactive AI robots like Dax in every town

Rewards

Get rewarded for investing more into Daxbot:

$169+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$336+ Investment
Hydrogen Class
Invest $336 and receive a Daxbot Keychain.

$1,000+ Investment
Helium Class
Invest $1,000 and receive 3% bonus shares and a Dax T-Shirt.

$5,000+ Investment
Lithium Class
Invest $5,000 and receive 5% bonus shares, and a Dax T-Shirt or 3D Dax Miniature.

$10,000+ Investment
Beryllium Class
Invest $10,000 and receive 7% bonus shares, and a Dax T-Shirt, 3D Dax Miniature, or Dax Plushie.

across America.


dax

We have designed Dax to be both functional and personable.


"DAX WAS DESIGNED IN SUCH A WAY THAT PEOPLE NATURALLY CONNECT WITH HIM ON THE SAME LEVEL THAT THEY CONNECT WITH THEIR PETS."

Delivery Problem

Last Mile Delivery is the most expensive component of the supply chain


Share of Delivery Costs (%)
Collection 4%
Sorting 6%
Last Mile Delivery 53%
Line Haul 37%

- The US Labor Force Participation Rate is anticipated to fall further through 2030
- Global food delivery alone is projected to grow by 6X, from $42.7B in 2020 to $259.7B in 2027 (29.4% CAGR)


GLOBAL ON-DEMAND FOOD DELIVERY (IN $B)
300
250
200
150
100
50
0
$42.70
$259.70
2020
2027

With this high and ever-increasing demand coupled with expanding labor shortages; the need for multiplying human effort through robotic delivery has come to the forefront.

$50,000+
Investment
Boron Class
Invest $50,000 and receive 10% bonus shares and Dax will come do a delivery to your doorstep (anywhere in the continental USA).

OUR SOLUTION


"DAX CAN SUCCESSFULLY HELP MEET THE GROWING DELIVERY DEMAND BY MULTIPLYING HUMAN EFFORT THROUGH AUTONOMY"
dax

Autonomy: Dax POV

Dax robots are overseen by quality control operators: The more autonomously Dax can operate the higher the bot to operator ratio can go. We're working to achieve 10:1 autonomy by the end of 2022


0.40

In the GIF above you can see autonomous driving from Dax's POV: the arrows indicate the status of the path that Dax is driving, with yellow meaning "caution required" and the green meaning "safe".


LABOR COST/DELIVERY
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$8.25
$2.20
Human*
Dax**

*AVG 30 MIN/DELIVERY | $16.51/hr Delivery Driver Wage

**BASED ON 10:1 AUTONOMY | AVG 45 MIN/DELIVERY | $16.51/HR OPERATOR WAGE

Dax Delivery Capabilities

Delivery Radius
2.5-10 Miles (Optimizable)

Cruising Speed
4 MPH

Climate Control
Adjustable Up to 70 C

Versatile Treads
Cement, Dirt, Gravel or Snow

BUSINESS MODEL

We have engaged with clients through two initial revenue streams:

Robot as a Service (RaaS) Subscription
Businesses rent our delivery service from us at an average of $2,000 a month per robot.

Event Marketing
Marketing and event agencies can have Dax be part of their client experience for $3,000 a day per robot.

OUR TRACTION

- Over $1.6M and 5 years invested in R&D to create Dax
- 5 fully filed US patents
- 20+ robots produced
- Dax in use by customers in Georgia and Oregon
- Customer-Centric Product: From visiting the school of the blind to researching what it means to be 'seen', nothing about Dax has been done without careful consideration for its effect on people.

EXPERIENCE AND EXPERTISE

Jason Richards came onto the Daxbot team in 2021 to help with the growth and commercialization effort to introduce Dax to the world.

Along with their team of experts in engineering, robotics and manufacturing Jason and Joseph are ready to take Dax to the next level.


Joseph Sullivan
Daxbot Founder & Owner
Jason Richards
CEO
Tricia Welch
CFO
Jonathan Van Schenck, PhD
Lead Engineer
Joe Sullivan
Mechanical Engineer V
Miriam Sullivan
Marketing Director
Rick Drulard
Manufacturing Manager
Kevin Tegan
Operations Manager
Shawn Fallon
Sales Director

Daxbot has a bold vision for the future: We want to create a spark that puts AI Service Robots in every town in the United States. And we need your help to make that vision come true.

In the Press

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Meet Our Team



Joseph Sullivan

Founder, Director, and Owner

Daxbot founder Joseph Sullivan has been making robots since he was nine years old. Joseph began programming when he was ten and started his first tech company when he was 14, releasing his first commercial software shortly thereafter. Joseph has started several successful companies since then including Alyrica and Active911. Active911 provides global services to emergency responders including roughly 30% of US firefighters. His vision for the future is one filled with friendly, helpful robots in the service of humanity.



Jason Richards

CEO

Jason Richards is the Chief Executive Officer of Daxbot and leads our commercial effort. Prior to Daxbot, Jason was the director of sales and marketing for an internet service provider, overseeing the strategic growth of the company. In addition to his work there, Jason had been hired as a consultant by several other companies to assist them with creating strategy and process for their organizations. Previously, Mr. Richards was the CEO of a software company, FFRS.



Tricia Welch

CFO

Tricia Welch is the Chief Financial Officer for Daxbot. Previously, Tricia was a branch manager of a regional bank and had oversight of a loan and deposit portfolio in excess of $60 million each including underwriting and approving loans, sales and service of all deposit products, and management and collection of troubled loans. Tricia also was a member of Bank's Management Loan Committee.



Kevin Sullivan

Director & Owner

Kevin Sullivan serves on the Daxbot board of directors. Kevin has been instrumental in helping his brother Joseph start and run the successful companies mentioned above. Kevin is currently the CEO of Alyrica Networks and helped Joseph launch Active911 and Daxbot.

Offering Summary

Company	Daxbot Inc.
Corporate Address	517 N 19th St, Philomath, OR 97370
Offering Minimum	$9,997.11
Offering Maximum	$1,069,995.87
Minimum Investment Amount (per investor)	$169.50

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,949
Maximum Number of Shares Offered	315,633
Price per Share	$3.39
Pre-Money Valuation	$37,320,510.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first 7 days and receive additional 7% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive an additional 5% bonus shares.

Amount-Based

$339+ | Hydrogen Class

Invest $339 and receive a Daxbot Keychain.

$1,000+ | Helium Class

Invest $1,000 and receive 3% bonus shares and a Dax T-Shirt.

$5,000+ | Lithium Class

Invest $5,000 and receive 5% bonus shares, and a Dax T-Shirt or 3D Dax Miniature.

$10,000+ | Beryllium Class

Invest $10,000 and receive 7% bonus shares, and a Dax T-Shirt, 3D Dax Miniature, or Dax Plushie.

$50,000+ | Boron Class

Invest $50,000 and receive 10% bonus shares and Dax will come do a delivery to your doorstep (anywhere in the continental USA).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Daxbot Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $339. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Scaling Dax in Philomath– Capture the Flag

2 days ago

We're gearing up for scaling delivery in Philomath, OR in May! We are currently working with two restaurants in our hometown, and our long term goal for this area is to add most Philomath businesses that make sense with delivery: In this way we can prove a city-delivery model that is an expansion on the current college-campus model which is what we usually think of when we think of delivery robots.

As we scale in Philomath we stress-test to prepare for delivery on the campuses we are pursuing, and also prepare for the next step.

After adding some of the campus partners we've been pursuing and solidifying our delivery basics, our next goal is to add resort and hospital delivery: scaling in Philomath with the general populace stress-tests our system for large delivery loads and puts us in a better place to move into future delivery markets as well.

Our first step is to stress-test our Bots in Philomath to stretch our autonomy capabilities (how many robots can be overseen by one human crew-commander) and system functionality, and this is going to be played out in the form of an epic capture-the-flag game! This game takes place on the sidewalks of Philomath this **Friday the 29th at 3pm PST**. The game will be live-streamed from the point-of-view of several of the robots on both teams to our FB page and YouTube channels.

We hope you tune in to our stress-test this Friday, and pick a team to cheer for! We'll be keeping track of a boatload of bots.


LIVE STREAM
PHILOMATH, OR
DAX VS DAX
CAPTURE THE FLAG
ORANGE
VS
GREEN
TEAM
FRIDAY, APRIL 29
3.00 PM - 5.00 PM PST

DaxOS 3.8.0 Release

5 days ago

DaxOS 3.8.0 was internally released this week! This update adjusts the internal heat limits for the motors that control Dax's head pitch, as well as synchronizing these motors more precisely than before.

If the pitch motors are even slightly out of sync they pull against each other, causing extra stress which can cause them to overheat on hot days. This tighter synchronization of the pitch motors, along with the adjustment to their internal limits, allows Dax to operate in higher temperatures for longer.

This update works towards our goals by making Dax useful in a broader range of climates. This is important as Dax robots carry out more deliveries in climates that are less mild than their home state of Oregon!

Benefits:

40%+ Increase in Dax's Overall Heat Tolerance

Dax is geared up for hot summer deliveries!


DAX'S HEAT TOLERANCE:

Dax Auth— Deployments and Crews

6 days ago

Dax Auth is a new singleton server stack that acts as a centralized database for bot and deployment administration which allows bots to be seamlessly moved between deployment servers at the same time as connecting them with their designated crew regardless of location: It's a master system that allows us to scale smoothly and creates a simple workflow for our crew commanders.

Dax Auth allows us to easily separation concerns: In particular, we can separate the idea of *deployments* (a group of robots in one location) and *crews* (a group of robots under one crew commander).

This allows these groups to be handled separately and automatically regardless of overlap: Rather than a crew commander needing to keep track of the geographical regions (deployments) of each robot that they control (crew), Dax Auth will track that information automatically, freeing up crew commanders to focus solely on their crew of bots.

Simply put, Dax Auth is a clever system that does a lot of administrative work for us, and allows us to scale more proficiently.


DEPLOYMENT:
A GEOGRAPHICAL COLLECTION OF ROBOTS
DAX AUTH:
CENTRALIZED ADMINISTRATIVE DATABASE
CREW:
A GROUP OF ROBOTS UNDER THE CONTROL OF A SINGLE CREW COMMANDER

Dax Auth is currently exiting its testing phase and we expect to put it to work by the end of the month.

Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Daxbot has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Daxbot be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Project "Thor"

10 days ago

Our engineering team is working hard to put the power into the hands of our manufacturing techs by creating a new battery testing and calibration tool. This tool allows our techs to safely test and calibrate our custom-made Dax batteries without engineering resources.

Battery safety is our number one priority when designing the Dax electrical system. Each battery is fully tested for many characteristics to make sure each battery pack is high quality. During this process, each pack is measured for performance and calibrated so that Dax can plan long routes without abruptly running out of juice.

In the past battery packs were meticulously tested and programmed by Engineers. This new automatic testing machine allows Dax production technicians to perform the same tests with confidence and safety!

Our internal release date for Project Thor is 1-2 weeks.

Benefits to the "Thor" Automatic Testing Machine:

- Brings down manufacturing cost for batteries
- Standardizes manufacturing pipeline and prepares for scaling
- Empowers Daxbot technicians (pun intended)


PROJECT "THOR"
DAX USES "SMART" BATTERIES
C. PROJECT "THOR" IS A TOOL THAT PUTS THE POWER IN THE HANDS OF OUR TECHS
A. NEW BATTERIES NEED TESTING + CALIBRATION
A
D. THIS NEW TOOL CALIBRATES AND TESTS NEW BATTERIES, STREAMLINING OUR PRODUCTION PROCESS FOR SCALABILITY
B. IN THE PAST THIS HAS TAKEN ENGINEERING TIME AND RESOURCES

Dual SIMs

13 days ago

When Dax is out on delivery, he connects to his home base via a SIM card, just like your phone does. Recently Engineering updated Dax's SIM card capabilities by upgrading his modem to allow for a backup SIM card, and redesigning for space to make the SIM card easy to swap out when needed.

Benefits:

- Adding back-up SIM means that Dax is more dependable in new locations
- SIMs can be changed out quickly when needed
- This change has implications for tradeshows, demos, and could potentially decrease time for mapping new delivery areas


UNMAPPED LOCATIONS CAN PRESENT CONNECTIVITY PROBLEMS
BEFORE REDESIGN
(1 SIM DAX)
BEFORE OUR REDESIGN IF DAX ENTERED A DEAD ZONE IN A PREVIOUSLY UNMAPPED LOCATION HE LOST CONNECTION
AFTER REDESIGN:
(2 SIM DAX)
DAX CAN NOW SWITCH TO A BACK-UP CARRIER WHEN ENCOUNTERING A DEAD-ZONE

Prepping for Nvidia Orin

15 days ago

Last week our engineering department updated the Nvidia drivers that Dax runs on, allowing Dax to complete software updates over the air and preparing for Nvidia's next evolution from Xavier to Orin.

Benefits include:

- Robots "wake-up" more quickly when activated from a cold boot
- Allows for over-the-air driver updates
- Positions drivers for hardware upgrade upon release of Nvidia Orin


ORIN
NVIDIA

'...this new module is described by Nvidia as an "energy-efficient AI supercomputer", which they say is six times more powerful than its predecessor and is intended to support large, complex AI models for natural language understanding, 3D perception, and multi-sensor fusion. ' – **impulse-embedded.co.uk** (photo credit plus quote)

Collision Avoidance Challenge

20 days ago

This is a demo of one of our delivery robots and his collision avoidance system: Collision avoidance gives Dax the ability to navigate safely while driving autonomously.

We might have presented some unlikely scenarios to this Dax...


AI Collision Avoidance Challenge
Watch later
Share
Watch on YouTube

Our Localization Algorithm

24 days ago

Recently we modified our localization algorithm, splitting it for two use cases: Calibration and Standard operation.

If you've ever woken up in the night and been confused as to where you were, you'll be familiar with the concept that there is a difference between the process of figuring out where you and the process of navigating to the bathroom after you identify your surroundings.

Dax has an algorithm that uses GPS to tell him where he is, and that algorithm has been updated to optimize for these two phases. In this way we can get more dependable, more accurate results, and work towards our goal of reaching 10:1 autonomy (10 Dax managed by 1 operator).


MODIFIED LOCALIZATION ALGORITHM
PHASE 1: CALIBRATION
PHASE 2: STANDARD OPERATION
Uncertainty
Dax location

Dax Point-Of-View Upgrade

26 days ago

We recently released an internal upgrade for Dax's POV.

In the video below you can see the stats for Dax's GPS connection on the screen. GPS can go from "fixed" (Dax uses this to drive himself) to "float".

Update Features:

- Bug Fixes
- Cleaner Interface
- Specific GPS Information


Dax Robot Point-Of-View Interface Upgrade:
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Caleb N. 49 INVESTMENTS 7 months ago Pinned by Company

A few things.

I am a student at the University of Kentucky, and as of Fall of 2021, a company called "Starship" made very similar robots for a similar purpose. They have been a massive success. Ironically, only seconds prior to writing this, I was curious if they had any place to invest in them. I was pleased to tune into here and see this company just now launching.

I say that for the interesting story, but also because they have been such a success, I think this and similar companies have tons of potential.

As far as questions, When do you plan to officially roll out for delivery? What was the big jump in revenue from?

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Heidi H. 14 INVESTMENTS 12 days ago

Just saw a Reddit post that somebody saw a room service delivery bot at AC Hotels Marriot in San Francisco. Maybe Daxbot could get in on that?

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Chris L. 8 INVESTMENTS 13 days ago

How will Daxbot handle crossing roads, cross walk signals, etc.? Beside robot personality, is there anything that sets you apart from Starship which already seems to have established themselves in campuses around the country? I am guessing there is a video somewhere I have missed, but when you say personality, what do you mean? How does Dax interact and display his personality?

Thanks,

Chris
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Randall S. 10 INVESTMENTS a month ago
I provide thermal laboratory services to Purdue University. I have seen numerous robots traveling around campus over the last 6 months.
They appear to be utilized for food delivery.
Are these your product?
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Varun G. 29 INVESTMENTS 2 months ago
What was the revenue for year 2021 and projection for 2022?
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Heidi H. 14 INVESTMENTS 2 months ago
Looks cool. How would these little guys do at, say, delivering food from a nearby restaurant to a specific picnic table in a city park?
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OMAR A. 2 months ago
Are there plans to enter Neum in Saudi Arabia?
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OMAR A. 2 months ago
Are there loans on the company? And what are the interest rates?
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Naga Venkata Surya Kapeesh B. 4 INVESTMENTS 2 months ago
Hi, Great idea 1) Have you thought of removing the bobbly head? and just build it on top of body removing the neck portion? i see that you are trying to make it more approachable with emotional features but it is also making it look not so sturdy. Any other reasoning behind that? 2) If i rent/buy the bot for my restaurant - how much return can i get right of the bat? or when will the break even point reach for me? 3) comparing to services like doordash what is the cost benefit to the restaurant(from a consumer standpoint i can see the benefit) ? 4) When will you as a company reach profitability 5) How much runway will this raise bring you before needing more cash infusion. 5) Have you tried renting the bots to Doordash/uber eats directly as pilot for set paths? Thank you in advance for the response.
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David O. 1 INVESTMENT 3 months ago
Has the Daxbot team considered expanding into retirement homes and assisted living facilities.

It seems that with very little additional development Dax could become the errand bot for residents and the assistant for staff. The residents could gain a sense of independence if they did not feel that they need to bother staff to help with menial tasks. For insurance Dax could return dirty dishes to the kitchen for the times someone wants to take their meal in their room.

Dax has a unique ability to make one smile whenever you see him. Loneliness is a reality in these environments, and a visit from Dax everyday could help combat that.
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

JOSEPH

One of the things that is appearing larger and larger on the horizon is robotics.

The real future of robotics is so astonishing that to us living right now the future will look like science fiction

There is no particular reason to believe that we can't get there.

We've taken the first step. We call that robot Dax.

JASON

We felt that the first most helpful thing that robots can do for people is delivery. Food delivery is projected to be over a $200 billion market by the end of 2026 and nearly $1 billion of that is in robotic delivery.

WILKINS

From the beginning Dax has been primarily focused on HRI; Human-Robot Interaction.

JOE SR

Dax from the very beginning has been a robot that was meant to interact with people and I think that's the thing that we really have an edge over everybody else. It's totally different than the approach that I thought we were going to do initially which would have been like the cooler on wheels, that sort of thing.

JOSEPH

An engineer can make something work and an artist can make it beautiful but to make something really great requires spirit and perseverance. Dax feels like a who not a what.

JOE SR

When he looks at you he gives you queues and you understand that he is focused on you.

JASON

Cities across the United States are now talking about the infrastructure needed to have robots be part of the urban landscape, but having a robot that is friendly, that people want to interact with is what is going to allow us to move into the robot age.

JOSEPH

In the long run we see Dax as the first stepping stone to a whole new generation of robots.

WILKINS

In today's world you'll see a car and you might notice the make and model, but you don't really remark on the fact that the car is there; it's completely natural that it's there. And I imagine that's the way we are moving forward for the robot.

JASON

We have deployments in different parts of California, with more deployments to strategic cities across the United States over the next several months.

And what we need to do now is to scale the number to hundreds and then thousands; not only to capture the growing delivery market but to become the face of robotics that is widely adopted. Help us shape the future of robotics, invest in Daxbot.

VIDEO 2

Woman 1: Oh my gosh that is so cute!☒☒

Man 1: We just received a special delivery from Dax. And he came right up to our front door. It is certainly so very convenient.

Woman 2: What just happened guys? Who just came to our house?

Child 1: Dax the robot. He gave us a box with something in it.

Woman 3: Hi!

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